Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Opera Limited:

We consent to the incorporation by reference in the registration statement (No. 333-229285) on Form S-8 and registration statement (No. 333-233691) on Form F-3 of our report dated June 10, 2021, with respect to the consolidated statements of financial position of Opera Limited and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, which report appears in the December 31, 2020 annual report on Form 20-F of Opera Limited.

Our audit report refers to a change to the method of accounting for leases in 2019 due to the adoption of IFRS 16 Leases.

/s/ KPMG AS

Oslo Norway

June 10, 2021